                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                                (Amendment No. 7)

                            Energy West, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29274A-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl.,
                      Cleveland, OH 44114, (216) 696-8700
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 20, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5

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                                  SCHEDULE 13D
CUSIP NO. 29274A-10-5                                               PAGE 2 OF 5


--------- ----------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Turkey Vulture Fund XIII, Ltd.
--------- ----------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [_]


--------- ----------------------------------------------------------------------
     3      SEC USE ONLY


--------- ----------------------------------------------------------------------
     4      SOURCE OF FUNDS


--------- ----------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                     [_]

--------- ----------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------- ----------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER

        SHARES                  166,358
                      ----------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER

       OWNED BY
                      ----------------------------------------------------------
         EACH            9      SOLE DISPOSITIVE POWER

       REPORTING                166,358
                      ----------------------------------------------------------
        PERSON           10     SHARED DISPOSITIVE POWER

         WITH
--------- ----------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            166,358
--------- ----------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [_]

--------- ----------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.41%
--------- ----------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            OO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 29274A-10-5                                               PAGE 3 OF 5


--------- ----------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Michael Gorman
--------- ----------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]

--------- ----------------------------------------------------------------------
     3      SEC USE ONLY


--------- ----------------------------------------------------------------------
     4      SOURCE OF FUNDS


--------- ----------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                     [_]

--------- ----------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------- ----------------------------------------------------------------------
        NUMBER OF          7      SOLE VOTING POWER

         SHARES                   92,560
                       ---------------------------------------------------------
      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY       ---------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
          EACH
                                  92,560
        REPORTING      ---------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
         PERSON

          WITH

--------- ----------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            92,560
--------- ----------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [_]

--------- ----------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.57%
--------- ----------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
--------- ----------------------------------------------------------------------

       This Amendment No. 7 to Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), of which Richard M. Osborne is the sole Manager, and J. Michael Gorman, relating to shares of common stock, par value $0.15 per share (the "Shares"), of Energy West, Incorporated, a Montana corporation ("Energy West").


ITEM 4.    PURPOSE OF THE TRANSACTION.

       Item 4 of Schedule 13D is amended and supplemented as follows:

       On November 20, 2003, the Fund and the Committee to Re-Energize Energy West (the "Committee"), of which Mr. Osborne and Mr. Gorman are members, reached an agreement with Energy West to resolve the proxy contest initiated by the Committee and settle all pending litigation outstanding between the Fund and Energy West.

       Pursuant to the agreement, Energy West rescheduled its 2003 Annual Meeting of Shareholders to Wednesday, December 3, 2003, and the Committee terminated its solicitation of proxies in opposition to Energy West's proposed slate of directors and agreed not to nominate any person to the Board of Directors or vote its shares at the 2003 Annual Meeting. The Company also agreed, immediately following the conclusion of the 2003 Annual Meeting, to expand the size of its Board of Directors to nine members and appoint Mr. Osborne and Thomas J. Smith, two of the Committee's proposed nominees, and David
A. Cerotzke, a mutually-agreed upon candidate, to the Board of Directors. The agreement also provides that George D. Ruff will resign as a member of the Board of Directors immediately following the 2003 Annual Meeting. Additionally, Energy West and the Fund and all other related parties agreed to dismiss all claims in the pending lawsuit between the parties. The agreement provides that through Energy West's 2004 Annual Meeting, the Committee and the Fund have agreed not to nominate any person as a director of Energy West and have agreed not to solicit proxies from shareholders, including for the election of directors, until the conclusion of the 2004 Annual Meeting of Shareholders, provided that (i) Energy West gives the Committee notice of its intent to renominate Mr. Smith and Mr. Osborne (or other designees of the Committee and the Fund) for election at the 2004 Annual Meeting or (ii) Energy West does not implement a classified board of directors prior to the 2004 Annual Meeting. The agreement does not apply to any proposal for which the Board seeks shareholder approval over the objection of Mr. Osborne or Mr. Smith (or other designees of the Committee and the Fund).

       Energy West also agreed to withdraw the Form U-1 it filed with the Securities and Exchange Commission on September 23, 2003 no later than December 2, 2003. The foregoing description is qualified in its entirety by the terms of the agreement itself, which is filed herewith as Exhibit 7.2.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         7.1      Joint Filing Agreement, incorporated by reference to Exhibit
                  7.1 to Schedule 13D Statement, dated June 18, 2003, filed on behalf of the Turkey Vulture Fund XIII, Ltd. and J. Michael Gorman

                                   Page 4 of 5

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         7.2      Agreement dated November 20, 2003 between and among J. Michael
                  Gorman, Lawrence P. Haren, Richard M. Osborne, Thomas J.
                  Smith, Turkey Vulture Fund XIII, Ltd., and Energy West, Incorporated.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 26, 2003

                                         TURKEY VULTURE FUND XIII, LTD.


                                         /s/ Richard M. Osborne
                                         -----------------------------------
                                         Richard M. Osborne, Manager


                                         /s/ J. Michael Gorman
                                         -----------------------------------
                                         J. Michael Gorman


                                   Page 5 of 5